                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                              Techne Corporation
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.01 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  0008783771
        _______________________________________________________________
                                (CUSIP Number)

                              George A. Vandeman
                            One Amgen Center Drive,
                    Thousand Oaks, California   91320-1789
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 15, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 0008783771                                        PAGE __ OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AMGEN INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE


     This Amendment No. 1 amends the Schedule 13D filed by Amgen Inc. dated
July 23, 1992 (the "Schedule"). This Amendment No. 1 is being filed because Amgen Inc. is no longer subject to the reporting requirements of Section
13(d) of the Security Exchange Act of 1934 as a result of the disposition of the 1,071,894 shares of common stock ($.01 par value) of Techne Corporation (the "Issuer") previously held by Amgen Inc. (the "Shares") pursuant to a sale of the Shares on the open market on April 15, 1998 for $17.00 per share.

Other than as set forth below, to the best knowledge of Amgen Inc., there has been no material change in the information set forth in response to Items 1, 3, 6 and 7 of the Schedule. Accordingly, these Items are omitted from this Amendment No. 1.

Item 2.
------

1.   (a)   Reporting Person:        Amgen Inc. ("Amgen")

     (b)   Place of Organization:   Delaware

     (c)   Principal Business:      Pharmaceuticals

           Principal Business Address:

                   Amgen Inc.
                   Amgen Center
                   One Amgen Center Drive
                   Thousand Oaks, Ca  91320-1789

           Principal Office:  (See above address)

     (d)   See 2(d) and (e) below

2.   (a)   Enumerated Persons:

           The executive officers and directors of Amgen are as follows:

                 Name                     Position Held with Amgen
                 ----                     ------------------------

           Mr. Gordon M. Binder           Chairman of the Board;
                                          Chief Executive Officer

           Mr. Kevin W. Sharer            President, Chief Operating
                                          Officer, member of the Board

           Dr. N. Kirby Alton             Senior Vice President -
                                          Development

           Mr. Robert S. Attiyeh          Senior Vice President - Finance and
                                          Corporate Development

           Mr. Stanley M. Benson          Senior Vice President - Sales and
                                          Marketing

           Dr. Dennis M. Fenton           Senior Vice President - Operations

           Mr. Edward F. Garnett          Vice President - Human Resources

           Mr. Daryl D. Hill              Senior Vice President - Quality
                                          and Compliance

           Dr. George Morstyn             Vice President, Clinical
                                          Development and Chief Medical
                                          Officer

           Mr. Steven M. Odre             Vice President - Intellectual Property
                                          and Associate General Counsel

           Dr. Lawrence M. Souza          Senior Vice President - Research

           Mr. George A. Vandeman         Senior Vice President - General
                                          Counsel and Secretary

           Mr. William K. Bowes, Jr.      Director

           Mr. Frederick W. Gluck         Director

           Mr. Franklin P. Johnson, Jr.   Director

           Mr. Steven Lazarus             Director

           Mr. Edward J. Ledder           Director

           Dr. Gilbert S. Omenn           Director

           Ms. Judith C. Pelham           Director

     (b)  Business address:

          The business address of the above named individuals are as follows:

          Binder, Sharer, Alton, Attiyeh,      Amgen Inc.
          Benson, Fenton, Garnett, Hill,       Amgen Center
          Morstyn, Odre, Souza and             One Amgen Center Drive
          Vandeman                             Thousand Oaks, CA  91320

          Mr. Bowes                            U.S. Venture Partners
                                               2180 Sand Hill Road, Suite 300
                                               Menlo Park, California  94025

          Mr. Gluck                            Bechtel Group Inc.
                                               50 Beale Street
                                               San Francisco, California  94105

          Mr. Johnson                          Asset Management Partners
                                               2275 East Bayshore Road
                                               Suite 150
                                               Palo Alto, California  94303

          Mr. Lazarus                          ARCH Venture Partners, L.P.
                                               O'Hare Plaza
                                               8735 W. Higgins Road
                                               Suite 235
                                               Chicago, Illinois  60631

          Mr. Ledder                           Medicine Bow River Ranch
                                               P. O. Box 410
                                               Medicine Bow, Wyoming  82329

          Dr. Omenn                            University of Michigan
                                               Health System
                                               1301 Catherine Drive
                                               Room M7324
                                               Ann Arbor, Michigan  48109

          Ms. Pelham                           Mercy Health Services
                                               34605 Twelve Mile Road
                                               Farmington Hills, Michigan  48331

     (c)  Principal Employment, Name of Employer, Principal Business:

          Binder, Sharer, Alton, Attiyeh, Benson, Fenton, Garnett, Hill, Morstyn, Odre, Souza and Vandeman are employed by Amgen in the capacities named above.

          Mr. Bowes is a general partner of U.S. Venture Partners, a venture capital investment entity, whose address is given above.

          Mr. Gluck is retired Vice Chairman of Bechtel Group, Inc. whose address is given above.

          Mr. Johnson is a general partner of Asset Management Partners, a venture capital limited partnership, whose address is given above.

          Mr. Lazarus is the managing general partner of ARCH Venture Partners, L.P., an early stage venture capital partnership, whose address is given above.

          Mr. Ledder is retired. He is the former Chairman and Chief Executive Officer of Abbott Laboratories, Inc., a human health care products company.

          Dr. Omenn is the Executive Vice President for Medical Affairs for the University of Michigan Health System, whose address is given above.

          Ms. Pelham is President and Chief Executive Officer of Mercy Health Services, a unified system of institutions, programs and services, whose address is given above.



     (d) & (e)  During the last five years, neither Amgen, nor, to the best of its knowledge, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the persons enumerated above are citizens of the United States of America.

Item 4.
------

NA

Item 5.
------

(a) As a result of the disposition of 1,071,894 shares of common stock ($.01 par value) of the Issuer pursuant to the open market sale of such shares on April 15, 1998, Amgen does not beneficially own any shares of common stock ($.01 par value) of the Issuer.

(b) Amgen does not have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition of common stock ($.01 par value) of the Issuer.

(c) Other than the transaction described in this Amendment No. 1, there were no transactions in the common stock ($.01 par value) of the Issuer that were effected during the past sixty days.

(d) To the best knowledge of Amgen, no person other than Amgen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock ($.01 par value) of the Issuer that occurred on April 15, 1998.

(e) Amgen ceased to be the beneficial owner of more than five percent of the common stock ($.01 par value) of the Issuer on April 15, 1998.

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 1998

                                    AMGEN INC.



                                    By:  /S/ GEORGE A. VANDEMAN
                                        ----------------------------
                                        George A. Vandeman
                                        Senior Vice President, General
                                        Counsel and Secretary